UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-11826

MIDSOUTH BANCORP, INC.

(Exact name of registrant as specified in its charter)

c/o Hancock Whitney Corporation

Hancock Whitney Plaza

2510 14th Street

Gulfport, Mississippi 39501

(228) 868-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share

Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 liquidation value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.10 per share: Zero

Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 liquidation value per share: Zero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Hancock Whitney Corporation, as successor by merger to MidSouth Bancorp, Inc., has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 3, 2019	HANCOCK WHITNEY CORPORATION As successor by merger to MidSouth Bancorp, Inc.

	By:	/s/ Michael M. Achary
	Name:	Michael M. Achary
	Title:	Chief Financial Officer